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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                                   Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Final Amendment)

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                             Gibson Greetings, Inc.
                            (Name of Subject Company)

                             Gibson Greetings, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    374827103
                      (CUSIP Number of Class of Securities)

                               Frank J. O'Connell
                 Chairman of the Board, Chief Executive Officer
                                  and President
                             Gibson Greetings, Inc.
                                2100 Section Road
                             Cincinnati, Ohio 45237
                                 (606) 815-6000
            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

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                                   Copies to:
                                Phillip R. Mills
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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     This Final Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended by Amendment No. 1 filed December 7, 1999, Amendment No. 2 filed December 17, 1999, Amendment No. 3 filed January 5, 2000, Amendment No. 4 filed February 2, 2000 and Amendment No. 5 filed March 7, 2000 (as so amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission on November 9, 1999 by Gibson Greetings, Inc., a
Delaware corporation (the "Company"), in connection with the offer by Granite Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding Shares of the Company, at $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 11(a)(1) and 11(a)(2), respectively, to the Schedule 14D-1 dated November 9, 1999, as amended by Amendment No. 1 filed December 7, 1999,
Amendment No. 2 filed December 17, 1999, Amendment No. 3 filed January 4, 2000, Amendment No. 4 filed February 2, 2000, Amendment No. 5 filed March 2, 2000 and the Final Amendment filed March 9, 2000 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The Schedule 14D-9 is hereby amended and/or supplemented as provided below:

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 6(a) and (b) are hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 5:00 p.m., New York City Time, on Wednesday, March 8, 2000, the Purchaser purchased a total of 15,431,420 Shares, representing approximately 97.4% of the outstanding Shares.

         In accordance with the terms of the Merger Agreement, after the Purchaser purchased the Shares, the Purchaser merged with and into the Company on March 9, 2000, pursuant to the "short-form" merger procedure permitted under
Section 253 of Delaware Law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent or any direct or indirect subsidiary of Parent, any Shares held in the treasury of the Company or Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware Law) were converted into and represent the right to receive $10.25 in cash, without interest.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   GIBSON GREETINGS, INC.
Date: March 9, 2000

                                   By: /s/ James T. Wilson
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                                     Name: James T. Wilson
                                     Title: Executive Vice President, Finance
                                     and Operations and Chief Financial Officer